Exhibit 10.53

COMPENSATION AGREEMENT

THIS COMPENSATION AGREEMENT (this “Agreement”), made as of September 01, 2025 (the “Effective Date”), is by and between RYAN DIROCCO, a Georgia individual resident, having a mailing address of 103 Owens Mills Place, Canton, GA 30115 (“Employee”), and QUMULUSAI, INC., a Georgia profit corporation doing business as QumulusAI, having a mailing address of 1130 Powers Ferry Place, Marietta, GA 30062 (“Employer” or the “Company”) (Employee and Employer, each, a “Party” and, collectively, the “Parties”).

WHEREAS, Employer desires to employ Employee, and Employee desires to be employed by Employer;

WHEREAS, Employer provided Employee that certain offer communicated on or around July 18, 2025 (the “Offer”), which terms were subsequently negotiated with such new terms in this Agreement; provided, however, that, with respect to any disagreement between the terms of this Agreement and the terms of the Offer and/or any other previous offer communications, the terms of this Agreement shall control; and

WHEREAS, any capitalized term contained herein but not otherwise defined shall carry the definition ascribed to it under the Articles of Incorporation and/or Bylaws of Employer.

NOW, THEREFORE, in consideration of the covenants and obligations between the Parties contained herein, and other good and valuable consideration, the Parties agree and covenant to be bound by the terms set forth in this Agreement as follows:

1.        Employment.

(a)    Chief Technology Officer. Employer shall employ Employee as the Chief Technology Officer (“CTO”) of the Company. The Chief Technology Officer of the Company is expected to work collaboratively with the Company’s executive leadership team and shall report to the Chief Executive Officer (the “CEO”). The CTO is responsible for overseeing the Company’s overall technology strategy, technical operations, product development infrastructure, and innovation initiatives, and for aligning technology efforts with the Company’s strategic business objectives.

In aforesaid capacity, Employee shall additionally have the following duties and undertake the following responsibilities:

-	Develop and Execute Technology Strategy - Define and implement a comprehensive technology roadmap aligned with the Company’s business goals, scalability, and innovation needs;

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-	Lead Engineering and Technical Teams - Build, manage, and mentor high-performing software engineering, infrastructure, and technical operations teams across multiple functions;
-	Oversee Product Architecture and Development - Guide system architecture decisions and ensure the delivery of secure, scalable, and reliable technology solutions;
-	Drive Innovation and R&D - Promote a culture of innovation by identifying and adopting emerging technologies that provide competitive advantage;
-	Ensure System Security and Compliance - Maintain robust security protocols, ensure data privacy compliance, and oversee risk mitigation strategies across all systems;
-	Optimize Technology Operations - Oversee DevOps, cloud infrastructure, technical support, and systems performance to ensure operational efficiency and reliability;
-	Collaborate Cross-Functionally - Partner with Product, Sales, Marketing, and other departments to ensure technology initiatives support overall business priorities;
-	Manage Technical Budget and Resources - Plan and oversee the technology department’s budget, vendor relationships, and capital expenditures;
-	Monitor Industry Trends - Stay abreast of technological developments, industry standards, and competitor activity to inform strategic decisions; and
-	Report on Technical Performance and Strategy - Provide regular updates, KPIs, and strategic insights to the CEO and, as requested, to the Board of Directors.

Further, Employee shall perform such other duties that arise, from time to time, which are mutually agreed upon by the Parties (the foregoing, collectively, the “Duties”).

2.        Performance of Duties. Employee shall perform in good faith the Duties and other responsibilities in a professional manner consistent with industry standards and to the best of Employee’s skills, abilities, talents and experience.

3.        Term. Employee’s employment under this Agreement shall commence on September 1, 2025 (the “Commencement Date”) and shall continue for an initial period of one (1) year, unless earlier terminated in accordance with Section 13 of this Agreement (the “Initial Term”). Following the Initial Term, this Agreement shall automatically renew for successive one (1) year terms (each, a “Renewal Term”), unless either party provides written notice of its intent not to renew at least ninety (90) calendar days prior to the expiration of the then-current term (the Initial Term and each Renewal Term, together, the “Agreement Term”). If the Company fails to provide such timely notice of non-renewal, the Agreement shall be deemed renewed for an additional one (1) year Renewal Term, and all terms and obligations herein shall continue in full force and effect accordingly. Notwithstanding anything to the contrary herein, Employee’s employment shall remain “at will” throughout the Agreement Term, and may be terminated at any time in accordance with Section 13. There shall be no probationary period under this Agreement.

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4.        Compensation. Employee’s compensation shall be comprehensively reviewed by the Board (and/or its compensation committee) at least once per calendar year based upon criteria such as, without limitation, Company performance, Employee merit and cost of living. Said review shall be conducted in respect of like-sized companies operating in similar industries as the Company and the Board, in its sole and absolute discretion, may elect to phase in any additional market adjustments with respect to Employee’s compensation over the Agreement Term. Beginning upon the Commencement Date, Employee shall be entitled to the following monetary compensation from Employer:

(a)    Annual Base Salary. Employee shall receive an annual base salary (the “Annual Base Salary”) in the amount of Two Hundred Fifty Thousand & 00/100 U.S. Dollars (U.S. $250,000.00) paid to Employee by Employer in twenty-four (24) semi-monthly equal installments of Ten Thousand Four Hundred Sixteen & 67/100 U.S. Dollars (U.S. $10,416.67) on the fifteenth (15th) and final day of each calendar month (each, a “Payroll Date”); provided, however, that Employer may, from time to time in Employer’s reasonable discretion, adjust the Payroll Dates corresponding to such semi-monthly payments in accordance with the Company’s payroll policies.

(b)    Annual Performance Bonus. One hundred percent (100%) of Employee’s annual performance bonus (the “Annual Performance Bonus”) opportunity will be tied to Company-level performance targets, including, without limitation, revenue growth, gross profit and other financial metrics determined by the Board (and/or its compensation committee), in its reasonable determination. This incentive structure is designed to align executive rewards with shareholder value creation and strategic execution. Performance objectives shall be established annually by the Board in consultation with Employee, and the Company and Employee shall use their best reasonable efforts to document such objectives in writing within ninety (90) calendar days of the commencement of each performance year, with the final determination to remain in the Board’s sole discretion. The Board (and/or its compensation committee) will set and annually review the performance metrics and thresholds relating to the Annual Performance Bonus. Initially, Employee shall be eligible for an Annual Performance Bonus in an amount up to twenty-five percent (25%) of Employee’s Annual Base Salary, which shall increase to fifty percent (50%) upon the Company becoming publicly listed on NASDAQ or NYSE. The determination of the Annual Performance Bonus amount will follow a tiered structure based on the following performance thresholds:

(i)    GP Target. The performance period for evaluating each Annual Performance Bonus shall follow the calendar year. For calendar year 2025, the Employee shall receive a guaranteed minimum bonus equal to Eighteen Thousand Seven Hundred Fifty & 00/110 U.S. Dollars (U.S. $18,750.00). For calendar year 2026 and thereafter, in the event of partial-year employment, the Annual Performance Bonus shall be prorated based on the actual period of employment during the applicable calendar year. The initial targets for calendar years 2025 and 2026 shall be set by inputting, effective as of December 01, 2025, Fifty Million & 00/100 U.S. Dollars (U.S. $50,000,000.00) of deployed equity and debt capital into the Company’s internal forecasting and modeling, which has been confidentially provided to Employee, in order to produce the 2025 and 2026 gross profit target (the “GP Target”).

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(ii)    Threshold Performance. Upon the Company achieving threshold performance equal to eighty percent (80%) of the GP Target for the respective calendar year being measured, the Performance Bonus shall pay at fifty percent (50%) of the then eligible amount set forth in Section 4(b) above.

(iii)    Target Performance. Upon the Company achieving target performance equal to one hundred percent (100%) of the GP Target for the respective calendar year being measured, the Performance Bonus shall pay at one hundred percent (100%) of the then eligible amount set forth in Section 4(b) above.

(iv)    Stretch GP Target. The initial stretch target for calendar year 2026 shall be set by inputting, effective as of June 01, 2026, an additional One Hundred Million & 00/100 U.S. Dollars (U.S. $100,000,000.00) of deployed equity and debt capital effective into the Company’s internal forecasting and modeling, which has been confidentially provided to Employee, in order to produce a 2026 gross profit target (the “Stretch GP Target”).

(v)    Stretch Performance. Upon the Company achieving one hundred percent (100%) of the Stretch GP Target for the respective calendar year being measured, the Performance Bonus shall pay at two hundred percent (200%) of the then eligible amount set forth in Section 4(b) above. [Full payout would result in a Performance Bonus in an amount up to 100% of the Annual Base Salary.]

Each Annual Performance Bonus shall be subject to and based upon the audited financials of the Company and paid after the completion of such audit; provided, however, that all Annual Performance Bonuses shall be paid to Employee via electronic funds transfer of good and immediately available currency of the United States of America on or before March 15th of the year immediately following the applicable performance year.

5.        Equity Grants.

(a)    Initial Equity Grant of Restricted Stock Units. Effective as of the Commencement Date and issued to Employee via an incentive stock grant (each, an “Equity Grant”) upon completion of Employer’s new stock plan, Employer shall allocate to Employee a restricted grant of shares of common stock of the Company, or similar equity (such shares, the “RSUs”), in the amount of Five Hundred Thousand & 00/100 U.S. Dollars (U.S. $500,000.00) worth of the RSUs. All such RSUs shall vest as follows: (i) One Hundred Twenty Five Thousand & 00/100 U.S. Dollars (U.S. $125,000.00) worth of RSUs shall vest in favor of Employee on the one-year anniversary of the Commencement Date; and (ii) the remaining Three Hundred Seventy Five Thousand & 00/100 U.S. Dollars (U.S. $375,000.00) worth of the RSUs shall fractionally vest in favor of Employee in even quarterly installments over twelve (12) quarters immediately following the one-year anniversary of the Commencement Date; provided, however, that all such RSUs shall be considered immediately vested upon a material Change of Control of the Company. As used herein, “Change of Control” shall mean a transaction or series of transactions resulting in: (i) the acquisition by any person or entity, or group of affiliated persons or entities, of beneficial ownership of more than fifty percent (50%) of the Company’s outstanding voting securities; (ii) a merger or consolidation of the Company with another entity where the Company’s shareholders immediately prior to the transaction cease to hold at least fifty percent (50%) of the voting power of the surviving entity; or (iii) the sale, lease, exchange, or other disposition of all or substantially all of the Company’s assets.

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(b)    Annual Equity Grant of Restricted Stock Units. As part of Employee’s standard annual compensation package, to provide long-term equity incentives and promote alignment with shareholder interests, the Board (and/or its compensation committee) shall make certain Equity Grants of RSUs to Employee. Such Equity Grants under this Section 5(b) shall be granted at least annually. Any such future annual Equity Grants of RSUs shall vest (i) twenty-five percent (25%) in favor of Employee on the one-year anniversary of each issuance date and (ii) the remaining shall fractionally vest in favor of Employee in even quarterly installments over the twelve (12) quarters immediately following the one-year anniversary of the effective issuance date thereof.

(c)    Annual Equity Grant of Performance Stock Units. The Board (and/or its compensation committee) may, from time to time, allocate certain additional Performance Stock Units (such shares, the “PSUs”) to Employee for meeting particular performance objectives, with such objectives to be established by the Board in consultation with Employee and documented in writing, with the final determination to remain in the Board’s sole discretion. Any such future Equity Grants of PSUs shall vest (i) twenty-five percent (25%) in favor of the Employee on the one-year anniversary of each issuance date and (ii) the remaining shall fractionally vest in favor of Employee in even quarterly installments over the twelve (12) quarters immediately following the one-year anniversary of the effective issuance date thereof.

6.        Employee Benefits. All typical employee benefits offered by the Company, to the extent offered, shall be provided to Employee by Employer, as more particularly set forth in the Offer and the applicable summary plan descriptions or summary of benefits.

7.        Expenses. Employer will reimburse Employee for reasonable out-of-pocket expenses incurred by Employee in furtherance of Employer’s business following Employee providing an itemized account of such expenditures pursuant to Employer’s current policy, which may be approved or denied in Employer’s sole and absolute discretion.

8.        Work Location. Employee shall perform services at such location or locations as may be reasonably required from time to time for the fulfillment of the Duties, which may include the Company’s offices, data centers, and other business-related travel. Notwithstanding the foregoing, the Parties may mutually agree that certain Duties may be performed remotely, provided such arrangement does not materially impair performance.

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9.        Disability. Due to Employee’s scope of employment being results-based, as opposed to time-based, subsequent disability of Employee shall not, standing alone by or through itself, affect the terms of this Agreement; provided, however, that, anything provided to the contrary in Section 5 notwithstanding, each Equity Grant to Employee made pursuant to this Agreement shall contain a provision that all said RSUs or PSUs shall immediately vest in the event of Employee’s death or Disability. As used herein, “Disability” shall mean the Employee’s inability to substantially perform the Duties due to a physical or mental disability for a period of ninety (90) consecutive or one hundred twenty (120) calendar days in any 365-day period.

10.      Confidentiality. Employee will be exposed to confidential and proprietary information of Employer, which shall be governed in accordance with the following:

(a)    Confidential Information; Generally. In the due course of employment, Employee will be exposed to confidential and proprietary information of Employer not generally known to the public, including, without limitation, information relating to the Company’s development, plans, marketing strategies, finances, operations, systems, proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, data, databases, inventions, know-how, show-how, trade secrets, client lists, client relationships, client profiles, supplier lists, supplier relationships, supplier profiles, pricing, estimates, internal performance results relating to the past, present or future Company activities, technical information, designs, processes, procedures, formulas, improvements, ideas, concepts, work product, information, written materials and/or any other confidential and proprietary information (collectively, the “Confidential Information”), which Employer considers confidential and proprietary. Employee acknowledges and agrees that the Confidential Information is valuable property of Employer, developed over a significant period of time at substantial expense and that it is worthy of protection.

(b)    Confidentiality Obligations. Except as otherwise expressly permitted in this Agreement, Employee shall not disclose or use in any manner, directly or indirectly, any Confidential Information either during the term of this Agreement or for a period of three (3) years immediately following the termination of this Agreement, except with Employer’s prior written consent. It is expressly understood by the Parties that the term Confidential Information does not include information that: (i) is now or hereafter in the public domain through no fault of Employee; (ii) prior to disclosure hereunder, is properly within the rightful personal possession of Employee; (iii) is lawfully received by Employee from a third party, which is subject to no restriction on further disclosure actually known, or reasonably should be known, to Employee; and/or (iv) is obligated to be produced under applicable law or order of a court of competent jurisdiction, unless made the subject of a confidentiality agreement or protective order. Within fifteen (15) business days after receiving a written request from Employer, Employee shall return to Employer all Confidential Information used, created, controlled or in any other way then possessed by Employee.

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(c)    Rights in Confidential Information. All Confidential Information acquired by Employer are: (i) the sole and exclusive property of Employer and shall remain so, and (ii) disclosed or permitted to be acquired by Employee solely in reliance on Employee’s agreement to maintain the same in confidence and not to use or disclose them to any other person except in furtherance of Employer’s endeavors. Except as expressly provided herein, this Agreement does not confer any right, license, ownership or other interest or title in, to or under the Confidential Information to Employee.

(d)    Irreparable Harm. Employee acknowledges that use or disclosure of any Confidential Information in a manner inconsistent with this Agreement will give rise to irreparable injury for which damages would not be an adequate remedy. Accordingly, in addition to any other legal remedies which may be available at law or in equity, Employer shall be entitled to equitable or injunctive relief against the unauthorized use or disclosure of Confidential Information. Employer shall be entitled to pursue any other legally permissible remedy available as a result of such breach, including but not limited to damages, both direct and consequential. In any action brought by Employer under this Section 10, Employer shall be entitled to recover its attorney’s fees and costs from Employee.

(e)    Notice Pursuant to Federal Defend Trade Secrets Act. Notwithstanding any other provision of this Agreement, Employee will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that: (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If Employee files a lawsuit for retaliation by Employer for reporting a suspected violation of law, Employee may disclose Company’s trade secrets to Employee’s attorney and use the trade secret information in the court proceeding if Employee: (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.

11.      Ownership of Work Product. The Parties agree that all “work product” and/or other materials created and developed by Employee in connection with the performance of the Duties, together with any resulting intellectual property rights in any way relating thereto, are the sole and exclusive property of Employer.

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12.      Non-Compete. During employment and for a period of one (1) year following the termination of this Agreement, for any reason or reasons whatsoever and regardless of such separation being with or without Cause or with or without Good Reason, Employee hereby covenants that Employee shall not, whether directly or indirectly, become employed by or provide services to, or invest in any business that competes with the Company; provided, however, that passive investments that constitute less than five percent (5%) ownership of the outstanding equity securities of any public or private company shall not be deemed a violation of this Section 12. This covenant shall apply to the geographical area that includes the entirety of the United States of America and its territories. Business that competes with the Company shall include any activity within the scope of Employee’s present or future activities performed as an executive, director and/or officer of the Company that Employee may perform for any Competing Entity (as hereinafter defined). For the purposes of this Agreement, “Competing Entity” means any natural person or legally recognized entity that provides or performs services of or related to HPCaaS (i.e., High-Performance Computing as a Service), cryptocurrency mining and/or the hosting of cryptocurrency mining equipment; it being expressly agreed that, in determining if a particular natural person or legally recognized entity is a Competing Entity and/or determining the scope of activity of Employee under this Agreement, the broadest interpretation available shall be made and any ambiguity shall be resolved in favor of the Company and against Employee. Employee expressly acknowledges and certifies that its covenants contained in this Section 12 does and will not materially, adversely affect Employee’ livelihood.

13.      Termination.

(a)    Termination by Employer.

(i)    Cause; Defined. For the purposes of this Agreement, with respect to the termination of this Agreement by Employer, “Cause” shall mean a termination upon the basis of either: (A) Employee’s breach of fiduciary duty involving personal profit, personal dishonesty, gross negligence, Willful failure to perform the Duties, Willful misconduct and/or Willful violation of any Company policy; (B) Employee being formally charged by any proper authority with commission of a felony or commission of a crime involving moral turpitude; (C) Employee being criminally charged by any proper authority with the violation of any applicable law or regulation with respect to the Company’s business; or (D) any other material breach by Employee of this Agreement. For the avoidance of doubt, termination of this Agreement by Employer upon any other basis than as set forth in this Section 12(a)(i) shall be considered without Cause. For the purposes of this Agreement, “Willful” means acting deliberately and intentionally with knowledge that one’s action(s) violate(s) an applicable law, policy or rule, but shall not include a mere thoughtless act.

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(ii)    Termination Procedure. This Agreement may be terminated by Employer either: (A) if for Cause, only after providing Employee with (i) written notice reasonably detailing the specific conduct alleged to constitute Cause, (ii) a reasonable opportunity to cure such conduct, if it is of a nature that is reasonably curable, and (iii) an opportunity to present an explanation to the Board prior to the final determination of termination for Cause; or (B) if without Cause, upon providing sixty (60) calendar days’ advance written notice to Employee (such notice period, the “Without Cause Termination Tail”). During the Without Cause Termination Tail, Employee and Employer agree to continue diligently fulfilling their respective duties and obligations hereunder in good faith and with best efforts; provided, however, that (1) Employee shall continue to accrue the Annual Base Salary and all other compensation during the Without Cause Termination Tail, and (2) this Agreement may be immediately terminated at any point during the Without

Cause Termination Tail by Employee providing Employer a written demand for this Agreement to be terminated in accordance herewith, at Employee’s sole election. Any non-vested RSUs, PSUs or other stock grants or options to Employee under any stock incentive plan of the Company and/or any subsidiary or affiliate thereof, shall become null and void immediately upon Employee’s receipt from Employer of such notice of termination of this Agreement by Employer for Cause, and the same shall not be exercisable by Employee at any subsequent time. Any non-vested RSUs, PSUs or other stock grants or options to Employee under any stock incentive plan of the Company and/or any subsidiary or affiliate thereof, shall immediately vest upon Employee’s receipt from Employer of such notice of termination of this Agreement by Employer without Cause, and the same shall be exercisable by Employee in accordance with the provisions of the respective Equity Grant(s).

(b)    Termination by Employee.

(i)    Good Reason; Defined. For the purposes of this Agreement, with respect to the termination of this Agreement by Employee, “Good Reason” shall mean the occurrence of any of the following events or circumstances without the Employee’s written consent: (A) a material reduction in Employee’s title, position, authority, responsibilities or compensation as provided in this Agreement; (B) a material reduction by Employer in Employee’s Annual Base Salary, Annual Performance Bonus or Equity Grants as provided under this Agreement; (C) a material relocation of Employee’s principal place of employment from its current location (i.e., performance of the Duties); (D) a material change in Employee’s reporting structure, such that Employee reports to someone other than the Board; (E) the Employer’s material breach of this Agreement or any written Equity Grant agreement to which Employer and Employee are parties; including, without limitation: (1) a failure by the Company to maintain Directors and Officers insurance coverage in the type and amount customarily maintained by similarly sized and positioned companies; (2) a material “change of control” of the Company, as such term is utilized in the Georgia Code; (3) the Company, following it becoming a publicly traded for profit corporation, ceasing to be a publicly traded for profit corporation; (4) any purported termination by Employer for Cause that does not comply with the terms of this Agreement.

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(ii)    Termination Procedure. This Agreement may be terminated by Employee either: (1) for Good Reason; provided, however, in order to terminate Employee’s employment for Good Reason, Employee must (A) give Employer written notice of the event or condition giving rise to the Good Reason within sixty (60) calendar days from the date on which the event or condition first occurred; (B) allow Employer a period of thirty (30) calendar days from the date of such notice to cure or correct the event or condition giving rise to the alleged Good Reason (the “Cure Period”); and (C) resign from employment within thirty (30) calendar days following the expiration of the Cure Period if the Employer has not cured the event or condition, otherwise, Employee will be deemed to have irrevocably waived Employee’s right to resign for Good Reason with respect to such event or condition (the period between the notice of Good Reason and the effective date of the Employee’s resignation shall be known as the “Good Reason Termination Tail”); or (B) without Good Reason, upon sixty (60) calendar days’ advance written notice to Employer (such notice period, the “Without Good Reason Termination Tail”). During either the Good Reason Termination Tail or the Without Good Reason Termination Tail, Employee and Employer agree to continue diligently fulfilling their duties and obligations hereunder in good faith and with best efforts; provided, however, that Employer may terminate this Agreement with immediate effect at any point during the Without Good Reason Termination Tail by providing Employee a written termination made upon the basis of this Section 12(b)(ii), at Employer’s sole election. Any non-vested RSUs, PSUs or other stock grants or options to Employee under any stock incentive plan of the Company and/or any subsidiary or affiliate thereof, shall become null and void immediately upon Employee’s delivery to Employer of such notice of termination of this Agreement by Employee without Good Reason, and the same shall not be exercisable by Employee at any subsequent time. Any non-vested RSUs, PSUs or other stock grants or options to Employee under any stock incentive plan of the Company and/or any subsidiary or affiliate thereof, shall immediately vest upon Employer’s receipt from Employee of such notice of termination of this Agreement by Employee with Good Reason, and the same shall be exercisable by Employee in accordance with the provisions of the respective Equity Grant(s)

(c)    Severance. In the event this Agreement is duly terminated during the Agreement Term, Employee shall be entitled to severance compensation in an amount equal to One (I) times Employee’s then eligible Annual Base Salary, as set forth under Section 4(a), and immediate vesting of Employee’s Equity Grants made pursuant to Section 5 (collectively, the “Severance Compensation”); provided, however, should Employer so terminate this Agreement for Cause in accordance with Section 12(a), or should Employee so terminate this Agreement without Good Reason in accordance with Section 12(b), then Employee shall not be entitled to any of the Severance Compensation. In the event Employee is entitled to the Severance Compensation under this Agreement, Employer shall have the option, at its sole election, to either (i) pay all the Severance Compensation in full within sixty (60) calendar days following the effective date of such termination, or (ii) pay one-twelfth (1/12th) of such amounts on the final business day of each of the twelve (12) calendar months immediately following the effective date of such termination. For the avoidance of doubt, all Annual Base Salary and/or Annual Performance Bonus compensation earned by Employee during the Agreement Term that has not been tendered prior to the effective date of any termination of this Agreement, if any, shall be timely tendered to Employee by Employer in the manner provided for under this Agreement.

(d)    Survival. The rights and obligations of the Parties set forth in Sections 10, 11, 12, 13 and 14 of this Agreement are expressly intended by the Parties to survive termination of this Agreement, and the same shall survive termination of this Agreement.

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14.      Limitation on Parachute Payments. In the event that the payment and other benefits provided for in this Agreement or otherwise payable to Employee: (1) constitute “parachute payments” within the meaning of Section 2800 of the Internal Revenue Code of 1986, as amended (the “Code”); and (2) but for this Section 14, would be subject to the excise tax imposed by Section 4999 of the Code, then Executive’s payments and benefits will be either (x) delivered in full, or (y) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Employee on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. If a reduction in severance and other payments and benefits constituting “parachute payments” is necessary so that benefits are delivered to a lesser extent, reduction will occur in the following order: (i) reduction of cash payments; (ii) cancellation of awards granted “contingent on a change in ownership or control” (within the meaning of Code Section 2800), (iii) cancellation of accelerated vesting of equity awards, and (iv) reduction of employee benefits. Within any such category of payments and benefits (that is, (i), (ii), (iii) or (iv)), a reduction shall occur first with respect to amounts that are not deferred payments and then with respect to amounts that are. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards.

Any determination required under this Section 14 will be made in writing by the Company’s independent public accountants engaged by the Company for general audit purposes immediately prior to the Change in Control (the “Accountants”), whose good faith determination will be conclusive and binding upon Employee and the Company for all purposes. If the independent registered public accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, or if such firm otherwise cannot perform the calculations, the Company shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. For purposes of making the calculations required by this Section 14 the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 2800 and 4999 of the Code. The Company and Employee will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 14. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 14.

15.      Miscellaneous.

(a)    Notices. Any notice or other communication given or made to either Party under this Agreement shall be in writing and delivered by hand, sent by overnight courier service or sent by certified or registered mail, return receipt requested, to the address stated above or to another address as either Party may subsequently designate by notice to the other Party and shall be deemed given on the date of delivery.

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(b)    Authority to Contract. Employee acknowledges and agrees that Employee does not have authority to enter into any binding contracts or commitments for or on behalf of Employer without first obtaining the consent of the Board of Directors of the Company.

(c)    Governing Law. The terms of this Agreement shall be governed exclusively by the laws of the State of Georgia, without regard to conflict of law principles. Any dispute arising from this Agreement shall be resolved through mediation and arbitration. Any such dispute shall be resolved first through mediation. If such dispute cannot be resolved through mediation, then (aside from Employer’s rights under Section 10) such dispute shall be resolved through binding arbitration conducted in accordance with the then governing employment arbitration rules of the American Arbitration Association, with the determination permitted to be entered into any court of competent jurisdiction. In the event of any legal action (including arbitration) to enforce or interpret this Agreement, the non-prevailing Party shall pay the reasonable attorneys’ fees and other costs and expenses (including expert witness fees) of the prevailing Party.

(d)    Code Section 409A. This Agreement is intended to comply with Section 409A of the Code (“Section 409A”), or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding anything herein to the contrary, all taxable reimbursements and in-kind benefits provided by Company under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement shall be for expenses incurred by Executive during the period of time specified in this Agreement; (ii) any in-kind benefits must be provided by Company during the period of time specified in this Agreement; (iii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

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(e)    Employee Indemnification. To the fullest extent permitted by applicable law and the Company’s governing documents (including its Articles of Incorporation and Bylaws), the Company shall indemnify, defend, and hold harmless Employee from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, costs, and expenses (including reasonable attorneys’ fees and costs of investigation) incurred by Employee in connection with any actual, threatened, pending, or completed action, suit, investigation, or proceeding (whether civil, criminal, administrative, or investigative), to which Employee is or was a party or is threatened to be made a party, by reason of the fact that Employee is or was an officer, director, employee, or agent of the Company or any of its affiliates, or is or was serving at the request of the Company as a director, officer, employee, or agent. In addition, the Company shall maintain its current private company policy of directors and officers liability insurance at all times during the Agreement Term; provided, that, upon becoming a publicly traded corporation, the Company shall obtain (i) a public company policy of directors and officers liability insurance in the type and amount customarily maintained by similarly sized and positioned companies, and (ii) a not less than six (6) year run-off tail coverage rider to its current private company policy of directors and officers liability insurance.

(f)    Entire Agreement and Amendment. This Agreement constitutes the entire agreement between the Parties and supersedes all prior understandings of the Parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by both of the Parties. With respect to non-compete provisions between the Parties, that certain Non-Compete Agreement, executed contemporaneously herewith, shall control with respect to such matters. This Agreement and all of the provisions hereof shall be binding upon, and inure to the benefit of, the Parties hereto and their successors (including successors by merger, consolidation, sale or similar transaction, permitted assigns, executors, administrators, personal representatives, heirs and distributees).

(g)    Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in whole or in part, the remaining provisions shall not be affected and shall continue to be valid, legal and enforceable as though the invalid, illegal or unenforceable parts had not been included in this Agreement.

(h)    Waiver. Neither Party shall be deemed to have waived any provision of this Agreement or the exercise of any rights held under this Agreement unless such waiver is made expressly and in writing. Waiver by either Party of a breach or violation of any provision of this Agreement shall not constitute a waiver of any subsequent or other breach or violation.

(i)    Further Assurances. At the request of one Party, the other Party shall execute and deliver such other documents and take such other actions as may be reasonably necessary to give effect the terms of this Agreement.

(j)    No Mitigation. In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement, nor shall the amount or any payment hereunder be reduced by any compensation earned by Employee as a result of subsequent employment.

(k)    No Assignment. The interests of Employee are personal to Employee and cannot be assigned.

COMPENSATION AGREEMENT	Page 13 of 15

(l)    Execution. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute one and the same instrument; and/or may be executed electronically, which shall serve as a binding original, in accordance with the Georgia Uniform Electronic Transactions Act (O.C.G.A. § 10-12-1, et seq.).

[THIS SPACE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS.]

COMPENSATION AGREEMENT	Page 14 of 15

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the Effective Date of this Agreement first set forth above.

Employer/ Company:

QUMULUSAI, INC.

By:	/s/ Scott Krosnowski	[Corp. Seal]
Scott Krosnowski, Chief Financial Officer

Employee:

RYAN DIROCCO

By:	/s/ Ryan DiRocco
Ryan DiRocco, Individually

COMPENSATION AGREEMENT	Page 15 of 15